UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 07, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 6 April 2016

Orange completes the acquisition of the Liberian mobile operator Cellcom

Orange announced today that it has completed the acquisition of 100% of Cellcom, Liberia’s leading mobile operator[1], through its subsidiary Orange Côte d’Ivoire.

Less than three months after signing the agreement with Cellcom Telecommunications Limited for the acquisition of its Liberian subsidiary, Orange has obtained all the official approbations necessary to complete the transaction. Cellcom Liberia has 1.4 million customers.

Liberia will now become the 20th country in Africa and the Middle East to join the Orange group. With a population of 4.3 million people and relatively low mobile penetration rate (66% of the population), the country has a high-growth potential for Orange.

Over the next few months, Liberian customers will benefit from the arrival of Orange, one of Africa’s leading players in the telecoms’ industry. Orange will provide its marketing expertise and world-class technical capability to further strengthen the operator’s established network and enhance customer service.

This acquisition is part of the international development strategy of Orange, which aims to accelerate growth by entering new emerging markets with high potential. This will enable Orange to strengthen its positions in Africa, where almost one in ten people are already customers.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 157,000 employees worldwide at 30 September 2015, including 98,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 30 September 2015, including 200 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

Caroline Simeoni ; caroline.simeoni@orange.com

[1] Based on the number of subscribers at end December 2015

ORANGE

 Date:
April 07, 2016

By:

 /S/
Patrice Lambert - de Diesbach

Name:

 Patrice
Lambert - de Diesbach

Title:

 Senior
VP, Head of Investor Relations